Exhibit 99.1

China Oceanwide To Acquire Genworth Financial

•	$5.43 Per Share All-Cash Transaction Offers Greater And More Certain Stockholder Value Than Other Actionable Alternatives

•	Transaction Structure Intended To Increase Likelihood Of Obtaining Regulatory Approvals

•	$1.1 Billion In Additional Capital Commitment Enables Debt Reduction And Cash Infusion To The U.S. Life Insurance Businesses

•	Facilitates Long-Term Objective Of Improving U.S. Mortgage Insurance (MI) Ratings Over Time And Facilitates Growth Opportunities

Richmond, VA & Beijing, China (October 23, 2016) – China Oceanwide Holdings Group Co., Ltd. (“China Oceanwide”) and Genworth Financial, Inc. (NYSE: GNW) (“Genworth”) today announced that they have entered into a definitive agreement under which China Oceanwide has agreed to acquire all of the outstanding shares of Genworth for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. The acquisition will be completed through Asia Pacific Global Capital Co. Ltd., one of China Oceanwide’s investment platforms. The transaction is subject to approval by Genworth’s stockholders as well as other closing conditions, including the receipt of required regulatory approvals.

As part of the transaction, China Oceanwide has additionally committed to contribute to Genworth $600 million of cash to address the debt maturing in 2018, on or before its maturity, as well as $525 million of cash to the U.S. life insurance businesses. This contribution is in addition to $175 million of cash previously committed by Genworth Holdings, Inc. to the U.S. life insurance businesses. Separately, Genworth also announced today preliminary charges unrelated to this transaction of $535 to $625 million after-tax associated with long term care insurance (LTC) claim reserves and taxes. Those items are detailed in a separate press release. The China Oceanwide transaction is expected to mitigate the negative impact of these charges on Genworth’s financial flexibility and facilitate its ability to complete its previously announced U.S. life insurance restructuring plan. Genworth believes this transaction is the best strategic alternative to maximize stockholder value.

James Riepe, non-executive chairman of the Genworth Board of Directors said, “The China Oceanwide transaction is the result of an active and extensive review process conducted over the past two years under the supervision of the Board and with guidance from external financial and legal advisors. The Board is confident that the sale of the company to China Oceanwide is the best path forward for Genworth’s stockholders.”

Upon the completion of the transaction, Genworth will be a standalone subsidiary of China Oceanwide and Genworth’s senior management team will continue to lead the business from its current headquarters in Richmond, Virginia. Genworth intends to maintain its existing portfolio of businesses, including its MI businesses in Australia and Canada. Genworth’s day-to-day operations are not expected to change as a result of this transaction.

China Oceanwide is a privately held, family owned international financial holding group founded by Mr. Lu Zhiqiang. Headquartered in Beijing, China, China Oceanwide’s well-established and diversified businesses include operations in financial services, energy, culture and media, and real estate assets globally, including in the United States. Businesses controlled by China Oceanwide have more than 10,000 employees globally.

“Genworth is an established leader in both mortgage insurance and long term care insurance, which are markets that present significant long-term growth opportunities,” added Mr. Lu, Chairman of China Oceanwide. “We are impressed by Genworth’s purpose and its focus on helping people manage the financial challenges of aging as well as achieving the dream of homeownership. In acquiring Genworth and contributing $1.1 billion of additional capital, we are providing crucial financial support to Genworth’s efforts to restructure its U.S. life insurance businesses by unstacking Genworth Life and Annuity Insurance Company (GLAIC) from under Genworth Life Insurance Company (GLIC) and address its 2018 debt maturity. In order to close the transaction and achieve these objectives, we have structured the transaction with the intention of increasing the likelihood of obtaining regulatory approval.”

Tom McInerney, President & Chief Executive Officer of Genworth concluded, “We believe that this transaction creates greater and more certain stockholder value than our current business plan or other strategic alternatives, and is in the best interests of Genworth’s stockholders. China Oceanwide is an ideal owner for Genworth going forward. They recognize the strength of our mortgage insurance platform and the importance of long term care insurance in addressing an aging population. The capital commitment from China Oceanwide will strengthen our business and increase the likelihood of obtaining regulatory approval.”

Genworth will continue to focus on its key financial priorities, including strengthening the balance sheet and stabilizing and improving ratings over time, particularly in its U.S. MI business. Genworth will also continue to focus on its key operational priorities, most notably executing its multi-year LTC rate action plan, which is essential to stabilizing the financial position of the legacy LTC business. China Oceanwide has no current intention or future obligation to contribute additional capital to support Genworth’s legacy LTC business.

The transaction, which has been approved by both companies’ boards of directors, is expected to close by the middle of 2017, subject to the requisite approval by Genworth’s stockholders as well as certain other closing conditions, including the receipt of regulatory approvals. Both China Oceanwide and Genworth have initiated discussions with regulators in key jurisdictions.

Goldman, Sachs & Co. and Lazard are acting as financial advisors to Genworth. Willkie, Farr & Gallagher LLP and Weil, Gotshal & Manges LLP are acting as legal advisors to Genworth, and Richards, Layton & Finger is acting as legal advisor to the Genworth Board of Directors. Citi and Willis Capital Markets & Advisory are acting as financial advisors to China Oceanwide and Sullivan & Cromwell and Potter Anderson & Corroon LLP are acting as legal advisors to China Oceanwide.

Conference Call and Supplemental Information

Genworth will conduct a 30-minute conference call on October 24, 2016 at 8 a.m. (ET) to discuss the transaction. The conference call will be accessible via telephone and the Internet. The dial-in number for the conference call is 877 888.4034 or 913 489.5101 (outside the U.S.); conference ID # 7989168. To participate in the call by webcast, register at http://investor.genworth.com at least 15 minutes prior to the webcast to download and install any necessary software.

Replays of the call will be available through November 7, 2016 at 888 203.1112 or 719 457.0820 (outside the U.S.); conference ID # 7989168. The webcast will also be archived on Genworth’s website.

Additional information regarding the transaction will be available on Genworth’s website, http://investor.genworth.com in advance of the call. Investors are encouraged to review all of these materials.

About China Oceanwide

China Oceanwide is a privately held, family owned international financial holding group founded by Mr. Lu Zhiqiang. Headquartered in Beijing, China, China Oceanwide’s well-established and diversified businesses include operations in financial services, energy, culture and media, and real estate assets globally, including in the United States.

China Oceanwide is the controlling shareholder of the Shenzhen-listed Oceanwide Holdings Co., Ltd. and Minsheng Holdings Co. Ltd.; the Hong Kong-listed China Oceanwide Holdings Limited; the privately-held Minsheng Securities, Minsheng Trust, and Asia-Pacific Property & Casualty Insurance; and it is the single largest shareholder of Australia-listed CuDECO Ltd. China Oceanwide also is a minority investor in Shanghai-listed China Minsheng Bank and Hong Kong-listed Legend Holdings. In the United States, China Oceanwide has real estate investments in New York, California, and Hawaii. Businesses controlled by China Oceanwide have more than 10,000 employees globally.

About Genworth Financial

Genworth Financial, Inc. (NYSE: GNW) is a Fortune 500 insurance holding company committed to helping families achieve the dream of homeownership and address the financial challenges of aging through its leadership positions in MI and LTC. Headquartered in Richmond, Virginia, Genworth traces its roots back to 1871 and became a public company in 2004. For more information, visit genworth.com.

From time to time, Genworth releases important information via postings on its corporate website. Accordingly, investors and other interested parties are encouraged to enroll to receive automatic email alerts and Really Simple Syndication (RSS) feeds regarding new postings. Enrollment information is found under the “Investors” section of genworth.com. From time to time, Genworth’s publicly traded subsidiaries, Genworth MI Canada Inc. and Genworth Mortgage Insurance Australia Limited, separately release financial and other information about their operations. This information can be found at http://genworth.ca and http://www.genworth.com.au.

Important Information For Investors and Stockholders

In connection with the proposed transaction, Genworth Financial, Inc. (Genworth) intends to file a proxy statement with the U.S. Securities and Exchange Commission (SEC) in connection with the solicitation of proxies for a special meeting to be called at a future date. Promptly after filing its proxy statement in definitive form with the SEC, Genworth will mail such definitive proxy statement when available to each stockholder of Genworth entitled to vote. Genworth stockholders are urged to read the proxy statement (including all amendments and supplements thereto) and all other relevant documents which Genworth will file with the SEC when they become available, because they will contain important information about the proposed transaction and related matters. Stockholders will also be able to obtain copies of the proxy statement, without charge, when available, at the SEC’s website at www.sec.gov or by contacting the investor relations department of Genworth at the following:

David Rosenbaum, 804 662.2643

david.rosenbaum@genworth.com

Participants in the Solicitation

Genworth and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Genworth’s stockholders in connection with the proposed transaction. Genworth’s stockholders may obtain, without charge, more detailed information regarding such interested participants in Genworth’s Annual Report on Form 10-K filed with the SEC on February 26, 2016, its proxy statement filed with the SEC on April 1, 2016, and any Statements of Changes in Beneficial Ownership on Form 4 of such participants, filed with the SEC. Additional information will be available in the proxy statement when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Genworth’s business and the price of Genworth’s common stock; (ii) the ability of the parties to obtain stockholder and regulatory approvals, or the possibility that they may delay the transaction or that materially burdensome or adverse regulatory conditions may be imposed in connection with any such regulatory approvals; (iii) the risk that a condition to closing of the transaction may not be satisfied; (iv) potential legal proceedings that may be instituted against Genworth following announcement of the transaction; (v) the risk that the proposed transaction disrupts Genworth’s current plans and operations as a result of the announcement and consummation of the transaction; (vi) potential adverse reactions or changes to Genworth’s business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the announcement of the transaction or during the pendency of the transaction, including but not limited to such changes that could affect Genworth’s financial performance; (vii) certain restrictions during the pendency of the transaction that may impact Genworth’s ability to pursue certain business opportunities or strategic transactions; (viii) continued availability of capital and financing to Genworth before the consummation of the transaction; (ix) further rating agency actions and downgrades in Genworth’s financial strength ratings; (x) changes in applicable laws or regulations; (xi) Genworth’s ability to recognize the anticipated benefits of the transaction; (xii) the amount of the costs, fees, expenses and other charges related to the transaction; (xiii) the risks related to diverting management’s attention from the Company’s ongoing business operations; (xiv) the impact of changes in interest rates and political instability; and (xv) other risks and uncertainties described in Genworth’s Annual Report on Form 10-K, filed with the SEC on February 26, 2016. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth’s consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, forward-looking statements should not be relied upon as representing Genworth’s views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Contact Information:

Investors:	David Rosenbaum, 804 662.2643

david.rosenbaum@genworth.com

Media:	Stephen Cohen, 347 489.6602

stephen.cohen@teneostrategy.com

OR

Julie Westermann, 804 662.2423 julie.westermann@genworth.com